May 29, 2014

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             Target Corporation

Form 10-K for the Fiscal Year Ended February 1, 2014

Filed March 14, 2014

File No. 1-6049

Dear Mr. Thompson:

Thank you for your letter dated April 28, 2014, regarding Target Corporation. Following this introductory section are your comments in italics and our responses.

We place a high priority on providing clear and useful disclosures to the readers of our SEC filings, and we welcome the opportunity to review our practices in an effort to make our disclosures even better.

We believe our responses address your comments. Should the staff have further questions or comments, we would welcome direct dialogue and collaboration to discuss suggestions for future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Executive Summary, page 16

Data Breach, page 17

Insurance Coverage, page 18

1. We note that your network-security insurance coverage is subject to a $10 million deductible. Please tell us whether this coverage has any other significant limitations. In addition, please describe for us the “certain other coverage” that may reduce your exposure to Data Breach losses.

Target’s Response to Comment 1

We have a program of network-security (or cyber risk) insurance policies that insure against: the costs of detecting, remediating, and mitigating cyber breaches; the cost of credit monitoring; and reasonable expenses for defending and settling privacy and network security lawsuits. These policies are subject to a $10 million self-insured retention and a total insurance limit of $100 million, with a $50 million sublimit for “Payment Card Loss” (costs contractually owed to the payment card brands). Our network-security coverage contains a number of standard exclusions, none of which we believe will preclude recovery.

In addition to the network-security insurance policies, we maintain customary business coverage under our crime, commercial general liability, and director and officer insurance policies. These policies may further reduce our Data Breach losses.

Credit Card Receivables Transaction, page 18

2. Please tell us what consideration you gave to discussing the reasonably likely impacts on your future results of operations of selling the U.S. consumer credit card portfolio and having TD now underwrite, fund and own Target Credit Card and Target Visa consumer receivables. For example, such discussion might include how profit-sharing income after the March 2013 sale of the credit card portfolio compared to credit card income for periods prior to the March 2013 and whether you reasonably expect a material favorable or unfavorable impact on earnings in future periods and why or why not. Please refer to Item 303(a)(3) of Regulation S-K.

Target’s Response to Comment 2

On October 23, 2012, we filed a Current Report on Form 8-K, which included a press release announcing the sale of our entire U.S. consumer credit card portfolio to TD Bank Group (TD). On March 13, 2013, we filed a second Current Report on Form 8-K, which included a press release announcing the closing of the sale. Both releases described the terms of the agreement, including that we earn a substantial portion of the profits generated by the Target Credit Card and Target Visa portfolios and provide all servicing for these portfolios. Our releases also summarized our expectation that the transaction, combined with the benefit of debt reduction and share repurchase resulting from deployment of proceeds of the sale would result in mild earnings per share dilution in the year following the closing. We specifically noted that our earnings per share would be an estimated 10 cents lower in the twelve months following close compared to a scenario in which we continued to own the portfolio. We also noted our expectation that the earnings per share impact of the transaction would be neutral over time based on our forecasted profit sharing income and expected benefits from share repurchase and interest savings. Concurrent with, and referenced in, those Forms 8-K we also posted supplemental schedules detailing the accounting aspects of the transaction to the investor portion of our website, www.Target.com/investors (see “Credit Card Transaction Accounting Implications” dated October 23, 2012 under “financial news”). Finally, the MD&A in our Form 10-K for the year ended February 2, 2013 disclosed the terms of the agreement, accounting treatment considerations, and our expectations for lower EBITDA and EBIT margin rates compared with prior periods, with such impact becoming neutral and ultimately accretive to earnings per share over time.

In MD&A in our Form 10-K for the year ended February 1, 2014 (2013 Form 10-K), we discussed the material impacts of the transaction on our financial results, including the gain recorded on the sale of the receivables, the balance sheet impact and related cash flows. We also disclosed the amount of profit-sharing income we received during fiscal 2013 from the arrangement with TD in a note to our U.S. Segment results. Credit card revenues earned in fiscal 2012 and 2011 appear on the face of our consolidated statements of operations.

We considered the requirements of Item 303(a)(3) of Regulation S-K to “describe any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations” and to disclose known events “that will cause a material change in the relationship between costs and revenues (such as known future increases in costs of labor or materials or price increases or inventory adjustments).” We believe the disclosures in our Forms 10-K and the information previously provided to investors have appropriately disclosed our expectations for the future impact of the transaction as contemplated by Item 303(a)(3) of Regulation S-K.

Analysis of Operations, page 19

Canadian Segment, page 23

3. We note the significant dilution to GAAP earnings per share attributed to the results of the Canadian Segment. Please tell us what consideration you gave to discussing and quantifying the extent to which the fiscal 2013 performance of the Canadian Segment is attributed, on the one hand, to start-up costs and challenges versus, on the other hand, lower than anticipated sales and earnings of Canadian stores once opened. Additionally, please tell us what consideration you gave to disclosing the extent to which the performance of the Canadian Segment can reasonably be expected to continue to negatively impact your results of operations in future periods. Please refer to Item 303(a)(3) of Regulation S-K.

Target’s Response to Comment 3

Within MD&A, we stated that our 2013 Canadian results represented only a partial year of operations, with stores open a little more than half of the year on average. During the year, we experienced significant supply chain issues that contributed to inadequate in-stock levels and excess inventory in our distribution facilities. These issues, combined with softer-than-expected sales, resulted in performance below our expectations.  Because of the interrelated nature of these issues, we were unable to separately identify and quantify the impacts from start-up issues versus lower-than-expected sales and earnings. For that reason, we attributed our gross-margin performance to a combination of these issues.

We considered the requirements of Item 303(a)(3)(ii) of Regulation S-K. In order to comply with these requirements, we included a footnote to our Canadian Segment Rate Analysis table in MD&A that states, “Due to the start-up nature of our Canadian Segment, the rates above may not be indicative of future results.”

In future filings, and as our Canadian operations mature, we will continue to provide a description of material matters that affected our performance or we reasonably expect to affect the future performance of our segments and overall operations.

Liquidity and Capital Resources, page 25

4. In future filings, to the extent material, please expand your discussion of how the trend towards mobile and multi-channel shopping will affect both your liquidity and capital resources expenditures moving forward. In this regard we note your risk factor disclosures on pages 5 and 6 that an increasing portion of your business is migrating online and that you plan on making “significant technology investments” to keep pace with this transition, as well as your disclosure on page 27 that you plan for $2.1 billion to $2.3 billion in capital expenditures in 2014, and your chief financial officer’s statements made during the 2014 fourth quarter earnings call on February 26, 2014, that a large portion of these expenditures will be used towards supply chain technology to support multichannel efforts, rather than investing in new store locations. Please refer to Item 303(a)(1)-(2) of Regulation S-K.

Target’s Response to Comment 4

In future filings, to the extent material, we will expand our discussion if we expect the trend towards mobile and multi-channel shopping to affect our liquidity and capital expenditures.

To provide the staff with additional context, our planned 2014 U.S. capital expenditures range from $2.1 billion to $2.3 billion. During the fourth quarter earnings call, we noted that the mix of capital investment has shifted from a focus on building and remodeling stores to supporting our multichannel initiatives. Total capital expenditures, however, have remained largely consistent over the last five years with a range from $1.7 billion to $2.5 billion.

Critical Accounting Estimates, page 28

Income Taxes, page 30

5. We note you have foreign net operating loss carryforwards of $394 million as of February 1, 2014, primarily related to the start-up operations of the Canadian Segment, and you have concluded no valuation allowance is necessary. Please tell us what consideration you gave to disclosing additional information that would allow for an assessment of the probability of future material charges related to the recoverability of these net operating loss carryforwards. For example, tell us your consideration of disclosing: the positive and negative evidence that was evaluated in concluding it is more likely than not these carryforwards will be fully utilized prior to expiration, the evidence which indicates the losses in the first year of operations in the Canadian Segment are an aberration rather than a continuing condition, and the risks and uncertainties which could reasonably be expected to impact your assessment of the need for a valuation allowance in future periods. Please refer to Item 303(a)(3)(ii) of Regulation S-K which requires a description of a known uncertainty as well as Section V of SEC Release 34-48960.

Target’s Response to Comment 5

We expected losses in Canada during 2013 because of the start-up nature of our operations. As noted in our response to Comment 3, the challenges we faced resulted in lower-than-expected sales and greater-than-expected losses during the year.

We considered the requirements of Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release 34-48960, Critical Accounting Estimates, which require describing “why accounting estimates or assumptions bear the risk of change.” As it relates to our assessment of the recoverability of foreign net operating losses, we described in our 2013 Form 10-K Critical Accounting Estimates section that our foreign net operating loss carryforwards primarily related to our start-up operations in Canada and expire between 2031 and 2033. We believed that this information, along with our long history of profitable US operations and expectations of profitable Canadian operations, provided sufficient information for an assessment of the probability of future material charges related to the recoverability of these net operating loss carryforwards.

In future filings, and as our Canadian operations mature, we will continue to provide a description of matters that affected our performance or we reasonably expect to affect the future performance of our Canadian segment and the impact such matters may have on our expectations for realization of our net operating loss carryforwards.

Item 8. Financial Statements and Supplementary Data, page 33

Notes to consolidated Financial Statements, page 40

Note 6. Credit Card Receivables Transaction, page 41

6. With reference to the guidance in ASC 860 that was applied, please tell us the basis in GAAP for your accounting for the March 2013 credit card receivables transaction. In doing so, please be sure to address the basis for immediate gain recognition, the nature and terms of the beneficial interest retained, and your consideration of whether servicing assets or liabilities should be recorded in connection with the transfer.

Target’s Response to Comment 6

As disclosed, we accounted for the March 13, 2013 credit card receivables transaction as a sale. In connection with the sale, we entered into a Purchase and Sale Agreement (the “Purchase Agreement”) and Credit Card Program Agreement (the “Program Agreement”) under which TD underwrites, funds and owns Target Credit Card and Target Visa receivables in the U.S. TD controls risk management policies and oversees regulatory compliance, and we perform account servicing and primary marketing functions. Under the Program Agreement, we earn a substantial portion of the profits generated by the Target Credit Card and Target Visa portfolios.

When evaluating the transaction, it is important to note that we no longer originate any loans. TD is the legal issuer of the accounts and the related credit card receivables and has direct relationships with the cardholders. This structure required us to evaluate only the preexisting loans as of the transaction date for sale treatment.

ASC 860-10-40-5 requires sale accounting if the following conditions are met:

•                  The transferred financial assets have been isolated from the transferor, even in the event of bankruptcy or other receivership

The determination of legal isolation is largely a matter of law. For this reason, and as described in the Purchase Agreement, we retained independent, third-party legal counsel to give us true-sale-at-law and nonconsolidation opinions on whether the sold loans had been legally isolated from Target and its subsidiaries. Based upon those opinions and our evaluation of the transaction, we concluded that the transferred financial assets had been isolated from Target, even in the event of bankruptcy or other receivership, and the ASC 860 criterion had been met.

•                  Each transferee has the right to pledge or exchange the assets it received and no constraint on the transferee provides more than a trivial benefit to the transferor

The Program Agreement allows TD to sell, exchange, securitize, pledge or participate the loans. We also evaluated the Program Agreement terms and concluded that there were no constraints on TD’s right to pledge or exchange the assets.

•                  The transferor does not maintain effective control over the transferred financial assets

The Program Agreement outlines our rights in the event of a termination. We do not believe these rights individually or taken together give us effective control because they do not entitle or obligate us to repurchase the existing receivables before maturity or provide us with the unilateral ability to cause TD to return the receivables to us. All conditions under which we have purchase options are conditioned by events outside of our control or are permitted clean-up calls as defined in ASC 860. In addition, the terms do not permit TD to require us to repurchase the existing receivables at a price so favorable to them that this would be a probable event. As such, we believe this condition was met.

Because the transaction qualified as a sale, ASC 860-20-40-1B required that we derecognize the credit card receivables, record a beneficial interest asset, and recognize a gain.

Under the Program Agreement terms, we are entitled to a substantial portion of the profits generated by the Target Credit Card and Target Visa portfolios. The beneficial interest asset represents the present value of our right to receive these cash flows from the sold receivables.

In determining the proceeds from the sale as defined in ASC 860-20-20, we considered whether we should record a servicing asset or liability, as required by ASC 860-50-25-1. Based upon the terms of the Program Agreement, our servicing fee approximates that of a market participant and, thus, represents adequate compensation. As part of our assessment, we benchmarked the servicing fee against market rates and determined we were receiving market rates. For these reasons, we did not record a servicing asset or liability.

Note 10. Inventory, page 44

7. We note your disclosure that the LIFO provision is calculated based on inventory levels, markup rates and internally measured retail price indices. Please explain to us whether the LIFO provision represents an additional expense because the cost of inventories determined using the FIFO method exceed the cost of inventories determined using the LIFO method or a reduction to expense because the cost of inventories determined using the LIFO method exceed the cost of inventories determined using the FIFO method. In addition, please revise your disclosure in future filings to clarify what the LIFO provision represents and to disclose the amount of the LIFO provision if material.

Target’s Response to Comment 7

If the LIFO inventory method is used, paragraph 6(c) of Rule 5-02 of Regulation S-X requires that registrants disclose parenthetically or in a note to the consolidated financial statements the excess of replacement or current cost over stated LIFO value if the difference is material. Because our inventories turn several times annually, FIFO cost approximates replacement cost. The current replacement cost (FIFO cost) of our inventories did not materially differ from stated LIFO value for any year presented. For this reason, we did not disclose the difference.

On February 1, 2014, the approximate replacement cost of our inventories was $8,785 million and the stated LIFO value was $8,766 million, resulting in a credit LIFO reserve of $19 million. On February 2, 2013, the approximate replacement cost of our inventories was $7,932 million and the stated LIFO value was $7,903 million, resulting in a credit LIFO reserve of $29 million.

In future filings, if material, we will disclose the amount of the LIFO provision and clarify what the provision represents.

Note 17. Commitments and Contingencies, page 46

8. Please tell us how you concluded that recovery of the $44 million receivable from your insurance carriers is probable.

Target’s Response to Comment 8

Our fourth quarter 2013 receivable is related to our network-security insurance policies. In reaching our conclusion that recovery from our insurance carriers is probable, we relied on the analysis of counsel, our review of the applicable insurance policies and our conversations and written correspondence with the insurance carriers. All of this analysis supported the conclusion that it is probable we will recover the $44 million of covered expenses incurred in the fourth quarter of 2013.

Subsequent to filing our 2013 Form 10-K, we received an initial payment of $13 million on our claim from our primary layer of network-security insurance and expect to receive additional payments.

As of the end of 2013, we had notified our crime and commercial general liability insurance carriers of the event, but had not received acknowledgment of coverage from those insurers, and as a result, no receivables were recorded related to these policies.

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We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Target Corporation, I thank you for your consideration of our response.

Sincerely,

/s/ John J. Mulligan
John J. Mulligan
Interim President and Chief Executive Officer,
Chief Financial Officer